Prospectus Supplement No. 18	Filed pursuant to Rule 424(b)(3)
to Prospectus dated January 22, 2010	File No. 333-162712

INSPRO TECHNOLOGIES CORPORATION

This document supplements the prospectus, dated January 22, 2010, relating to offers and resales of up to 40,689,913 shares of our common stock, including 11,000,000 shares issuable upon the exercise of warrants, 1,250,000 shares of our preferred stock and warrants to purchase 25,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form S-1, as amended (File No. 333-162712). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Departure of Director

We held our Annual Meeting of Stockholders on August 15, 2012. Mr. Frederick Tecce, who was elected as a member of our Board of Directors at the 2011 annual meeting of stockholders, chose not to stand for re-election at our Annual Meeting and as a result, Mr. Tecce’s position as a director ceased upon the completion of the Annual Meeting. Mr. Tecce’s decision was not the result of any disagreement with the company.

Results of Voting of Stockholders at Annual Meeting

We held our Annual Meeting on August 15, 2012. The following matters, all of which were set forth in our definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 29, 2012, were voted on at the Annual Meeting. The results of such voting are as indicated below.

1.	Election of the ten nominees listed below to serve on our Board of Directors until the next annual meeting of stockholders and until his or her successor is elected, or until the director’s earlier death, resignation or removal:

Nominee	For	Withheld
Donald R. Caldwell	58,008,590	225,039
Brian Adamsky	58,098,229	135,400
Michael Azeez	58,098,229	135,400
John Harrison	58,100,229	133,400
Robert J. Oakes	58,098,229	135,400
Sanford Rich	58,098,229	135,400
L.J. Rowell	58,098,229	135,400
Paul Soltoff	58,100,229	133,400
Anthony R. Verdi	58,100,229	133,400
Edmond J. Walters	58,100,229	133,400

2.	Ratification of the appointment of Sherb & Co., LLP as our independent registered public accountants for the fiscal year ending December 31, 2012.

For	Against	Abstain
71,624,184	477,093	600

There were 13,868,248 broker non-votes with respect to the election of directors. There were no broker non-votes with respect to the proposals to ratify the appointment of Sherb & Co., LLP as our independent registered public accountants for the fiscal year ending December 31, 2012.

On the basis of the above votes, (i) all nominees listed above were elected to serve on our Board of Directors until the next annual meeting of stockholders and until his or her successor is elected, or until the director’s earlier death, resignation or removal; and (ii) the proposal to ratify the selection of Sherb & Co., LLP as our independent registered public accountants for the fiscal year ending December 31, 2012 was adopted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2012